Exhibit 99.1

Syneron(TM) Previews Matrix RF(TM) Ablative Fractional Device and Laser-Assisted Lipolysis System at American Academy of Dermatology Annual Meeting

YOKNEAM, ISREAL--(Marketwire - January 31, 2008) - Syneron(TM) Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today announced the company will preview two new technologies at the annual meeting of the American Academy of Dermatology (AAD) in San Antonio, Texas on February 2-4: the Matrix RF(TM) and a laser-assisted lipolysis system.

The Matrix RF applicator utilizes Syneron's patented Bi-Polar Radio Frequency technology to provide effective and comfortable skin rejuvenation. The tunable applicator, which may be used on Syneron's eLight(TM), eLaser(TM) and eMax(TM) platforms, allows for the adjustment of ablation and coagulation settings to vary treatment depth and the proportion of skin treated in each session. The Matrix RF will also feature a single-use disposable. The Matrix RF is the second product in Syneron's series of elos fractional treatments, which currently includes the Matrix IR(TM) device. Like all of Syneron's specialized applicators, the Matrix RF will be sold as an upgrade to the elos platforms, to be used along with other Syneron applicators to expand the range of aesthetic treatments physicians can offer from each eSeries platform.

Syneron, the market leader in body shaping applications, will also unveil the company's first device for laser-assisted lipolysis. According to the American Society of Aesthetic Plastic Surgery, the number of liposuction procedures has increased 128 percent from 1997 to 2006. Syneron's device is a minimally invasive alternative or complement to the liposuction fat removing procedure, designed to provide patients lasting results and little downtime. The system will feature disposable fiber optics.

"As demonstrated by the introduction of these new aesthetic devices, Syneron technology continues to evolve to meet the changing needs of the aesthetic marketplace," said Doron Gerstel, CEO of Syneron. "Our consistent technological advances and new product introductions support physician and patient demand for a deep portfolio of offerings and further cement our position as the dominant leader in our medical-aesthetic market segment."

In addition to the two new devices being previewed at the AAD, Syneron will also be featuring its VelaShape(TM) device, the first FDA-cleared Class II device for the temporary reduction of the appearance of cellulite, as well as the only FDA-cleared device for the temporary reduction of thigh circumference. VelaShape, the newest addition to Syneron's Vela(TM) platform of non-invasive devices for body treatment was launched in August 2007. Since its launch, the VelaShape has achieved high levels of physician, media and consumer accolades for the results seen by this non-invasive cellulite and circumferential reduction treatment.

Demonstrations of VelaShape and the latest clinical research on treatment results will be available during AAD at the Syneron booth, number 4179.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos, Matrix RF, Matrix IR, eLight, eLaser, eMax, Vela, and VelaShape are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners. [Missing Graphic Reference]

For more information, please contact:

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com

Elin Nozewski
Airfoil PR for Syneron
248.304.1412
email: nozewski@airfoilpr.com